T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

March 3, 2010
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL GOLD RESOURCES ARRANGES $2.75 MILLION FINANCING

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that it has arranged a Non-Brokered Private Placement of up to 5,000,000 units at a price of $0.55 per unit, each unit consisting of one common share and one non-transferrable share purchase warrant.  Each warrant will entitle the investor to purchase one additional common share with a term of two (2) years at an exercise price of $0.75.

A finder’s fee of 6% of the funds raised and 6% of Broker’s Warrants will be paid to agents for their assistance in the financing.

The Broker’s Warrants will entitle the Broker to purchase one additional common share with a term of one (1) year at an exercise price of $0.75.

The net proceeds of this Offering will be used to advance the Company’s Robertson gold project at Crescent Valley, Nevada towards the work program announced on February 2, 2010 and general working capital requirements.

The financing is Subject to approval of The TSX Venture Exchange and all regulatory authorities.  The securities issued by Coral in connection with this financing are subject to a 4-month “hold period” as prescribed by the TSX Venture Exchange.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.